UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):    /  / Form 10-K   /  /Form 20-F    /  /Form 11-K  /X/Form 10-Q
               /  /Form N-SAR    /  /Form N-CSR

                            For Period Ended: 9/30/06

/  /Transition Report on Form 10-K
/  /Transition Report on Form 20-F
/  /Transition Report on Form 11-K
/  /Transition Report on Form 10-Q
/  /Transition Report on Form N-SAR For the Transition Period Ended:
        ----------------------------------------------------------------

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
        ----------------------------------------------------------------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

LIGAND PHARMACEUTICALS INCORPORATED
-------------------------------------------------------------------------------
Full Name of Registrant

NOT APPLICABLE
-------------------------------------------------------------------------------
Former Name if Applicable

                           10275 SCIENCE CENTER DRIVE
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA  92121
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report on Form 10-Q of Ligand Pharmaceuticals Incorporated (the "Company") for the period ended September 30, 2006 could not be filed with the Securities and Exchange Commission on a timely basis due to the following reasons:


         The Company requires additional time to complete accounting adjustments and disclosures relating to the sale of its oncology product line, which will be treated as discontinued operations. The sale was completed on October 25, 2006.


PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

Warner R. Broaddus              (858)                   550-7500
--------------------            --------------          -----------------
(Name)                          (Area Code)             (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /x / No/ /

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes /x/ No/ /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The three- and nine-month periods ended September 30, 2005 and September 30, 2006 require adjustment to reflect the oncology product line as discontinued operations. Until these adjustments are made and preparation of the financial statements is completed by the Company and reviewed by its independent accounting firm, we cannot reasonably and reliably estimate the changes in results of operations. However, unaudited pro forma financial statements for the oncology product line discontinued operations for the six months ended June 30, 2006 were filed with the Commission on form 8-K on October 31, 2006.



-------------------------------------------------------------------------------

                       LIGAND PHARMACEUTICALS INCORPORATED
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   November 9, 2006
--------------------------------


By    /S/ WARNER R. BROADDUS
--------------------------------
      Warner R. Broaddus
      General Counsel, Vice President & Secretary